SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 HOMELIFE, INC.
                                  COMMON STOCK


                                     436938
                                 (CUSIP NUMBER)


                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212


                                 January 1, 2001
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.


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(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
Persons (entities only):

      ANDREW CIMERMAN

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 2,749,894 as of Filing Date; 2,500,000 as of Date of Event (does not include an additional 1,000,000 shares of common stock based on conversion of preferred stock)

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 2,749,894 as of Filing Date; 2,500,000 as of Date of Event (does not include an additional 1,000,000 shares of common stock based on conversion of preferred stock)

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,749,894 as of Filing Date; 2,500,000 as of Date of Event (does not include an additional 1,000,000 shares of common stock based on conversion of preferred stock)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 48% (as of the filing date) 52.04% (as of the Date of Event) (does not include an additional 1,000,000 shares of common stock based on conversion of preferred stock)

(14) Type of Reporting Person: IN


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ITEM 1. SECURITY AND ISSUER.

Homelife, Inc.
9475 Heil Avenue, Suite D
Fountain Valley, California 92708


ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: Andrew Cimerman

(b) Address: 3110 Park Newport Apt. # 205, Newport Beach, CA 92660

(c) Officer and director

(d) None.

(e) None.

(f) Citizenship. United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Andrew Cimerman, acquired the shares of Issuer when the issued purchased HomeLife Realty Services, Inc. and HomeLife Realty U.S. Limited Partnership from Mr. Cimerman.


ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3. above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Andrew Cimerman acquired 2,500,000 of the issued and outstanding common shares of the Issuer when the issued purchased HomeLife Realty Services, Inc. and HomeLife Realty U.S. Limited Partnership from Mr. Cimerman. Currently, such amount (plus an additional 249,894 shares of Issuer) represents 48% of the total issued and outstanding common shares of the Issuer. At the date of the reporting event, 2,500,000 shares represented 52.04% of the total issued and outstanding common shares of the Issuer.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer. ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 26, 2004               Signature:  /s/ Andrew Cimerman
                                                  ------------------------------
                                                  ANDREW CIMERMAN